UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Schedule 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

GEHL COMPANY

(Name of Subject Company (Issuer))

Gehl Company

(Names of Filing Persons)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

368483103

(CUSIP Number of Class of Securities)

William D. Gehl

Chief Executive Officer

Gehl Company

143 Water Street

West Bend, Wisconsin 53095

(262) 334-9461

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Benjamin F. Garmer, III

Jay O. Rothman

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306

(414) 271-2400

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☒	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$328,968,630	$12,928.47

* For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,713,667 shares of common stock, par value $0.10 per share, of Gehl Company outstanding shares on a fully diluted basis as of August 31, 2008, consisting of: (a) 12,135,737 shares of common stock issued and outstanding, plus (b) 577,930 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options that are exercisable at amounts below the offer price, less (ii) 1,748,046 shares of common stock beneficially owned by the offerors that will not be tendered, and (iii) the tender offer price of $30.00 per Share.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,928.47

Form or Registration No.:	Schedule TO

Filing Party:	Tenedor Corporation and Manitou BF S.A.

Date Filed:	September 8, 2008

This Amendment No. 1 to Rule 13e-3 Transaction Statement (this “Amendment No. 1”) amends and supplements the Rule 13e-3 Transaction Statement initially filed with the Securities and Exchange Commission on September 8, 2008 (the “Transaction Statement”). This Amendment No. 1 relates to the cash tender offer by Tenedor Corporation, a Wisconsin corporation (“Purchaser”), and a direct wholly-owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), disclosed in a Tender Offer Statement, Schedule 13E-3 Transaction Statement on Schedule TO and amended Schedule 13D Beneficial Ownership Statement, dated as of September 8, 2008 (the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding shares of common stock, par value $.10 per share (the “Shares”), of Gehl Company, a Wisconsin corporation (the “Company”), not owned by Parent or its affiliates, at a price of $30.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of the date hereof (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Amendment No. 1 and the Transaction Statement also relate to the Agreement and Plan of Merger, dated as of September 7, 2008, among Parent, Purchaser and the Company pursuant to which, after the completion of the Offer and the satisfaction or wavier of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation and a subsidiary of Parent.

This Amendment No. 1 is being filed on behalf of the Company to amend and supplement the exhibit index in order to file additional materials as exhibits to the Transaction Statement.

Item 16 is amended and supplemented to include the following exhibits:

(a)(1)(I)	Letters to Dealers of the Gehl Company, dated September 8, 2008 (Incorporated by reference to Exhibit (a)(6) to Schedule 14D-9, dated September 7, 2008, filed by Gehl Company)

(a)(1)(J)	Letters to Gehl Company Employees, dated September 8, 2008 (Incorporated by reference to Exhibit (a)(7) to Schedule 14D-9, dated September 7, 2008, filed by Gehl Company)

(c)(8)	Presentation of Robert W. Baird & Co. to the Board of Directors, dated May 14, 2008*

(c)(9)	Presentation of Robert W. Baird & Co. to the Board of Directors, dated June 5, 2008*

(c)(10)	Presentation of Robert W. Baird & Co. to the Board of Directors, dated July 25, 2008*

*

Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Gehl Company

By:	/s/ William D. Gehl
William D. Gehl
Chairman of the Board of Directors and Chief Executive Officer

Dated: September 9, 2008

EXHIBIT INDEX

(a)(1)(I)	Letters to Dealers of the Gehl Company, dated September 8, 2008 (Incorporated by reference to Exhibit (a)(6) to Schedule 14D-9, dated September 7, 2008, filed by Gehl Company)

(a)(1)(J)	Letters to Gehl Company Employees, dated September 8, 2008 (Incorporated by reference to Exhibit (a)(7) to Schedule 14D-9, dated September 7, 2008, filed by Gehl Company)

(c)(8)	Presentation of Robert W. Baird & Co. to the Board of Directors, dated May 14, 2008*

(c)(9)	Presentation of Robert W. Baird & Co. to the Board of Directors, dated June 5, 2008*

(c)(10)	Presentation of Robert W. Baird & Co. to the Board of Directors, dated July 25, 2008*

*

Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission.

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